Filed Pursuant to Rule 424(b)(3)
File No. 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3
DATED DECEMBER 18, 2009
TO THE PROSPECTUS
DATED APRIL 24, 2009

This prospectus supplement (this “Supplement”) updates, modifies and supplements the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), dated April 24, 2009 (the “Prospectus”), as previously supplemented by Supplement No. 1, dated July 7, 2009 and Supplement No. 2, dated October 5, 2009. This Supplement should be read in conjunction with the Prospectus and Supplement No. 1 and Supplement No. 2. This Supplement updates, modifies or supersedes certain information contained in the Prospectus and Supplement No. 1 and Supplement No. 2 as described below. This Supplement will be delivered with the Prospectus and Supplement No. 1 and Supplement No. 2.

The purpose of this Supplement is to:

1.	update the status of the offering;
2.	disclose the acquisition of commercial backed-mortgage securities (“CMBS”);
3.	update the information about the sponsor; and
4.	update the information about our Prime Retail Property Management, LLC, one of our property managers.

Status of Our Public Offering

We commenced our initial public offering of 51,000,000 shares of common stock on April 24, 2009. As of November 30, 2009, we had received aggregate gross offering proceeds of approximately $11.1 million from the sale of approximately 1.1 million shares in our initial public offering. After allowing for the payment of approximately $0.8 million in selling commissions and dealer manager fees, as of November 30, 2009, we had raised aggregate net offering proceeds of approximately $10.3 million. All other organization and offering expenses have been paid by the sponsor. Since we have received in excess of $10.0 million in aggregate gross offering proceeds, subscription proceeds received from Tennessee investors have been released from escrow.

Acquisition of CMBS Bonds

During November 2009, we participated in the acquisition of two CMBS bonds with face values of approximately $16.6 million and $13.6 million. The bonds acquired were financed with $25.7 million of TALF financing with an interest rate of 2.72% per annum and cash of $5.2 million. Our share of the $5.2 million cash invested was $1.7 million. The face values of the bonds are held as collateral against the TALF loans. The bonds accrue interest at a coupon rate of 5.67% and 5.61% per annum, respectively, have a weighted average life of 2.5 years, providing net yields after fees of 15.07% and 13.48%. The $16.6 million face value bond is rated AAA by Moody’s and Standard & Poor’s and the $13.6 million face value bond is rated AAA by Moody’s and Fitch. In connection with this transaction, our advisor charged an acquisition fee of approximately $16,000. We expect to use the income generated from these bonds to pay the interest on the TALF loans, to fund future distributions to our stockholders and to pay expenses in connection with this offering.

Our Sponsor

Our sponsor does business as The Lightstone Group and wholly owns the limited liability company of that name. Our sponsor is one of the largest private residential and commercial real estate owners and operators in the United States today, with a diversified portfolio of almost 900 properties containing approximately 19,000 multifamily units, 4.1 million square feet of office space, 2.6 million square feet of industrial space, 12.5 million square feet of retail space. These residential, office, industrial and retail properties are located in 27 states, the District of Columbia and Puerto Rico. Based in New York, and supported by regional offices in New Jersey, Illinois, South Carolina and Maryland, our sponsor employs approximately 11,000 staff and professionals including a senior management team with approximately 24 years on average of industry experience. Our sponsor is also the sponsor of Lightstone Value Plus Real Estate Investment Trust, Inc. (“Lightstone I”), a non-traded REIT with similar investment objectives to ours. Certain of the sponsor’s properties have been adversely affected by recent market conditions. U.S. and international markets are currently experiencing increased levels of volatility due to a combination of many factors, including decreasing values of residential and commercial real estate, limited access to credit, the collapse or near collapse of certain financial institutions, decreased consumer spending and a national and global recession. For a description of the recent adverse developments that have affected and may continue to affect some of our sponsor’s properties, see the section of this prospectus captioned “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments.” Our sponsor on December 8, 2009 entered into a definitive agreement to sell all its outlet centers which comprise of approximately 8 million square feet of the 12.5 million square feet of retail space owned. The transaction is expected to close during calendar year 2010.

Our Property Managers

Prime Retail Property Management, LLC (“Prime Retail”) is owned by Prime Outlets, one of the largest owners of factory outlet centers in the United States, with approximately 8 million square feet of holdings throughout the nation. Prime Retail is a fully integrated company that manages, leases, develops and redevelops factory outlet malls. Prime Retail is headquartered in Baltimore and is today the second largest operator of factory outlet malls in the United States. Robert A. Brvenik was promoted to President upon The Lightstone Group’s acquisition of Prime Retail in 2003, having joined Prime Retail as its Chief Financial Officer in 2000. On December 8, 2009, our sponsor entered into a definitive agreement to sell Prime Outlets. The transaction is expected to close during calendar year 2010.